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EXHIBIT 12.1

Midway Games Inc.
Computation of Ratio of Earnings To Combined Fixed Charges and Redeemable Preferred Stock Dividends
(Amounts in thousands of dollars)

	Fiscal Years Ended December 31,		Six-Months Ended December 31,		Fiscal Years Ended June 30,
	2003	2002	2001	2000	2001	2000	1999
EARNINGS:
Income (loss) before income taxes	$(113,963)	$(48,346)	$(5,847)	$(20,739)	$(76,256)	$(19,580)	$9,914
Add fixed charges:
Consolidated interest expense and amortization of debt expense	336	78	62	16	97	3	3
Interest portion (1/3) of consolidated rent expense	803	962	669	609	1,225	895	760

	$(112,824)	$(47,306)	$(5,116)	$(20,114)	$(74,934)	$(18,682)	$10,677
FIXED CHARGES AND REDEEMABLE PREFERRED STOCK DIVIDENDS:
Fixed charges:
Consolidated interest expense and amortization of debt expense	$336	$78	$62	$16	$97	$3	$3
Interest portion (1/3) of consolidated rent expense	803	962	669	609	1,225	895	760

Total fixed charges	1,139	1,040	731	625	1,322	898	763
Redeemable preferred stock dividends (1)	2,707	19,795	4,558	—	856	—	—

	$3,846	$20,835	$5,289	$625	$2,178	$898	$763
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND REDEEMABLE PREFERRED STOCK DIVIDENDS (2)	—	—	—	—	—	—	14.0

(1)
Redeemable preferred stock dividends were not effected for income taxes in any of the periods presented since Midway Games Inc. incurred a loss before income taxes for all applicable periods.

(2)
The dollar deficiency resulting in less than one-to-one coverage is $116,670, $68,141, $10,405, $20,739, $77,112 and $19,580 for the ratio of earnings to combined fixed charges and redeemable preferred stock dividends for the years ended December 31, 2003 and 2002, the six-months ended December 31, 2001 and 2000, and the years ended June 30, 2001 and 2000, respectively.

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  EXHIBIT 12.1
Midway Games Inc. Computation of Ratio of Earnings To Combined Fixed Charges and Redeemable Preferred Stock Dividends (Amounts in thousands of dollars)